Exhibit 4.135 - Deed Poll of Indemnification, dated October 22, 2012, by Reynolds Group Holdings Limited for the  benefit and in favour of the Indemnitees defined therein (Luxembourg - Beverage Packaging Factoring (Luxembourg) S.a.r.l.)

Deed Poll of Indemnification

Dated 22 October 2012

Reynolds Group Holdings Limited

for the benefit and in favour of
the Indemnitees defined in this Deed Poll of Indemnification
(Luxembourg - Beverage Packaging Factoring (Luxembourg) S.à r.l.)

Contents

Clause Page
1.    Definitions    1
2.    Indemnification    2
3.    Limitations on Indemnification    2
4.    Indemnification Procedure    2
5.    Severability    3
6.    Governing law    3
7.    Amendments    3
8.    Continuation of Deed Poll    3

Schedule
1.    List of Indemnitees    5

THIS DEED POLL OF INDEMNIFICATION is made on 22 October 2012

BY:
Reynolds Group Holdings Limited, a company registered in New Zealand whose registered office is at c/o Bell Gully (GJM), Level 22, Vero Centre, 48 Shortland Street, Auckland, New Zealand (“RGHL”);
IN FAVOUR AND FOR THE BENEFIT OF:
Each Indemnitee (as defined below).
BACKGROUND

A.
BP Factoring (as defined below) is an indirect subsidiary of RGHL and a member of the Reynolds group of companies (the “Reynolds Group”). It is currently intended that BP Factoring and certain Reynolds Group companies will enter into factoring and securitisation arrangements. This involves certain US operating entities in the Reynolds Group selling their third party receivables to BP Factoring. BP Factoring will partially fund the purchase of those receivables through a new loan from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland”, New York Branch (“Rabobank”), with the balance of the purchase price of the receivables being funded with cash from the Reynolds Group. BP Factoring will be required to take certain actions and enter into certain transaction documents, including but not limited to a receivables loan and security agreement with Rabobank, a receivables purchase and sale agreement, intercompany loan agreements, documents with respect to issuing capital of the BP Factoring, documents in connection with the transfer or opening of bank accounts, payment instructions, security documents and/or any other related and necessary documents which are necessary to implement and effect the factoring and securitisation arrangements (the “Transactions”).

B.	RGHL has agreed to provide an indemnity to the Indemnitees (as defined below) in respect of the Transactions.

C.	It is the intention of RGHL that this document be executed as a deed poll (this “Deed Poll”) in favour and for the benefit of each Indemnitee.
THIS DEED POLL WITNESSES as follows:

1.	Definitions
“BP Factoring” means Beverage Packaging Factoring (Luxembourg) S.à r.l.; and
“Indemnitee” means each person listed in the Schedule to this Deed Poll and, after the date of this Deed Poll, any person serving as or elected to or appointed to serve as a manager or director of BP Factoring.

2.	Indemnification
Subject to an Indemnitee complying with the procedures in clause 4 below, RGHL shall indemnify each Indemnitee against all legal expenses, losses, liabilities, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges in connection therewith) (collectively, the “Indemnified Liabilities”) incurred by an Indemnitee or on an Indemnitee’s behalf in connection with any proceeding resulting from or relating to decisions the Indemnitee made or any actions the Indemnitee took on behalf of BP Factoring in his or her capacity as a manager or director of that company in connection with any Transactions or the approval or execution of any documents entered into in connection with the Transactions or associated corporate authorization or resolutions in relation to the Transactions.

3.	Limitations on Indemnification
Notwithstanding any other provision of this Deed Poll, an Indemnitee shall not be entitled to indemnification under this Deed Poll:

(a)	to the extent that such indemnification is not permitted by applicable laws; or

(b)	to the extent such Indemnified Liabilities are the result of the gross negligence, bad faith or wilful misconduct of the Indemnitee; or

(c)
to the extent that payment is actually made, or for which payment is available, to or on behalf of the relevant Indemnitee under an insurance policy, except in respect of any amount in excess of the limits of liability of such policy or any applicable deductible for such policy; or

(d)	to the extent that payment has or will be made to the relevant Indemnitee by BP Factoring or any affiliate of RGHL otherwise than pursuant to this Deed Poll; or

(e)	in connection with any proceeding (or part thereof) or appeal in relation to a proceeding initiated by an Indemnitee, unless:

(i)	such indemnification is expressly required to be made by law;

(ii)	the proceeding was authorised by the shareholder(s) (or other decision making organ) of BP Factoring; or

(iii)	such indemnification is provided by BP Factoring, in its sole discretion, pursuant to the powers vested in BP Factoring under applicable law.

4.	Indemnification Procedure

4.1
To qualify for indemnification under this Deed Poll, each Indemnitee shall give RGHL notice in writing as soon as practicable of any proceeding in relation to that Indemnitee for which indemnification will or could be sought under this Deed Poll.

4.2
To obtain indemnification payments or advances under this Deed Poll, an Indemnitee shall submit to RGHL a written request therefore, together with such invoices or other supporting information as may be reasonably requested by RGHL and reasonably available to the relevant Indemnitee.

4.3	Subject to clauses 4.2 and 4.4, RGHL shall make such indemnification payment within 30 business days of receipt of such invoices and supporting information.

4.4
There shall be no presumption in favour of indemnification. If there is a dispute between RGHL and an Indemnitee as to whether that Indemnitee is entitled to indemnification, then independent legal counsel shall be selected by the board of directors of RGHL to make such determination. The selected independent legal counsel shall make such determination within 30 business days of being selected and the decision of such independent legal counsel shall be binding upon all RGHL and the relevant Indemnitee.

5.	Severability
If any provision or provisions of this Deed Poll shall be held to be invalid, illegal or unenforceable for any reason, the validity, legality and enforceability of the remaining provisions of this Deed Poll shall not in any way be affected or impaired thereby and shall remain enforceable to the fullest extent permitted by law.

6.	Governing law
This Deed Poll shall be governed by and its provisions construed in accordance with New Zealand law.

7.	Amendments
No amendment or modification of this Deed Poll shall be effective unless it is approved in writing by each Indemnitee having the benefit of this Deed Poll.

8.	Continuation of Deed Poll
This Deed Poll shall remain in effect in favor and for the benefit of each Indemnitee with respect to any action or failure to act of such Indemnitee during the term of service of such Indemnitee as a manager or director of BP Factoring, whether or not the term of service of such Indemnitee has concluded.
IN WITNESS of which this Deed Poll has been executed and has been delivered on the date stated at the beginning of this Deed Poll for the benefit and in favour of each Indemnitee.

Reynolds Group Holdings Limited /s/ Helen Golding Name: Helen Golding Title: Authorised Signatory
/s/ Cindi Lefari Signature of witness
Solicitor Occupation
Melbourne, Australia City of Residence

Schedule
List of Indemnitees

•	Gregory Alan Cole

•	Stewart Kam-Cheong

•	Herman Schommarz

•	Alan Botfield (subject to his appointment as a C manager of BP Factoring shortly after the date of this Deed Poll)